SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Altimmune, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Truffle Capital S.A.S.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,983,597
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,983,597
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,980,597
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.3%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer: Altimmune, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 19 Firstfield Rd., Suite 200 Gaithersburg, MD 20878

Item 2(a).	Name of Persons Filing: Truffle Capital, S.A.S. (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence: Truffle Capital, S.A.S. 5, rue de la Baume, 75008 Paris, France.

Item 2(c).	Citizenship: The Reporting Person is organized under the laws of France.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number: 02155H 101

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4.

Ownership.

(a) Amount beneficially owned:

The Reporting Person is the fund manager for funds that hold in the aggregate (i) 1,980,597 shares of the Issuer’s Common Stock, (ii) an option to purchase 553 shares of the Issuer’s Common Stock in the following individual amounts, (iii) 455.319 shares of Series B convertible preferred stock (“Preferred Stock”), convertible into 170,531 shares of Common Stock at a conversion price of $2.67 per share, and (iv) 102,319 shares of Common Stock that may be acquired upon the exercise of warrants:

Fund	Common Stock	Stock Options	Common Stock acquired upon conversion of Series B preferred shares	Warrant Shares
UFF Innovation 5 (UFF5) FCPI	416,043	364	—	—
UFF Innovation 17 FCPI	230,103	—	—	—
Truffle Cap II (TCII) FCPR	183,690	154	—	—
Truffle Fortune 6 FCPI	179,359	—	—	—
UFF Innovation 16 FCPI	151,441	—	—	—

Truffle Fortune 5 FCPI	116,654	—	—	—
Truffle InnoCroissance 2015 FCPI	105,804	—	—	—
UFF Innovation 14 FCPI	157,155	—	44,040	30,696
UFF Innovation 15 FCPI	109,488	—	58,721	40,927
Europe Innovation 2006 (E106) FCPI	1,774	18	—	—
Europe Innovation 2004 (E104) FCPI	1,255	17	—	—
Truffle Fortune 4 FCPI	54,428	—	44,040	30,696

On December 15, 2017 and on the fifteenth day of each calendar month thereafter until the maturity date of the Preferred Stock on August 15, 2018 (the “Maturity Date”), inclusive, the Issuer will redeem the stated value of Preferred Stock in nine equal installments (the “Monthly Amortization Amounts”). Holders of the Preferred Stock will have the ability to defer payments, but not beyond the Maturity Date of the Preferred Stock. Subject to certain conditions, the Issuer may elect to pay the Monthly Amortization Amounts in cash or shares of Common Stock or in a combination of cash and shares of Common Stock, such number of shares to be based on a price per share of Common Stock equal to the lowest of (i) the then applicable conversion price of the Preferred Stock, (ii) 85% of the arithmetic average of the three lowest volume weighted average prices of the Common Stock during the ten consecutive trading days prior to the applicable payment date and (iii) 85% of the volume weighted average price of the Common Stock on the trading day immediately prior to the payment date.

Each of UFF Innovation 5 (UFF5) FCPI, Europe Innovation 2004 (E104) FCPI, Europe Innovation 2006 (E106) FCPI, UFF Innovation 14 FCPI, Truffle Fortune 5 FCPI, Truffle Fortune 6 FCPI, UFF Innovation 15 FCPI, UFF Innovation 16 FCPI, UFF Innovation 17 FCPI and Truffle InnoCroissance 2015 FCPI are FCPIs (Fonds Commun de Placement dans l’Innovation), which are tax efficient French collective investment funds. Truffle Cap II (TCII) FCPR is a FCPR (Fonds Commun de Placement à Risque), which is a French venture capital fund for institutional subscribers.

Truffle Capital S.A.S., a French société par actions simplifiée, is the fund manager for each of the foregoing funds and as such manages and controls all voting and dispositive rights to shares held by each such fund. Philippe Pouletty, Bernard-Louis Roques and Henri Moulard may be deemed to possess voting and dispositive control over the shares held by funds managed by Truffle Capital S.A.S. and may be deemed to have indirect beneficial ownership of such shares. Each of these individuals disclaims beneficial ownership of such shares.

(b) Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of 19,225,323 shares of Common Stock outstanding as of January 18, 2018, as reported by the Issuer to the Reporting Persons.

(c) The information contained on the cover page of this Schedule 13G is incorporated herein by reference.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018

TRUFFLE CAPITAL S.A.S.

/s/ Philippe Pouletty
By:	Philippe Pouletty
Title:	Managing Director